FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2018

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            .No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SHELL GIVES GREEN LIGHT TO INVEST IN LNG CANADA

October 2, 2018 – Shell Canada Energy, an affiliate of Royal Dutch Shell plc (“Shell”), today announced it has taken a final investment decision (FID) on LNG Canada, a major liquified natural gas (LNG) project in Kitimat, British Columbia, Canada, in which Shell has a 40% working interest. With LNG Canada’s joint venture participants also having taken FID, construction will start immediately with first LNG expected before the middle of the next decade.

Shell’s 40% share of the project’s capital cost is within the company’s current overall capital investment guidance of US$25-$30 billion per year.

“We believe LNG Canada is the right project, in the right place, at the right time,” said Ben van Beurden, Chief Executive Officer, Royal Dutch Shell. “Supplying natural gas over the coming decades will be critical as the world transitions to a lower carbon energy system. Global LNG demand is expected to double by 2035 compared with today, with much of this growth coming from Asia where gas displaces coal. LNG Canada is well positioned to help Shell meet the growing needs of customers at a time when we see an LNG supply shortage in our outlook. With significant integration advantages from the upstream through to trading, LNG Canada is expected to deliver Shell an integrated internal rate of return of some 13%, while the cash flow it generates is expected to be significant, long life and resilient.”

“We believe LNG Canada is an attractive investment opportunity in a strong joint venture, with companies that have deep LNG industry experience,” said Maarten Wetselaar, Integrated Gas and New Energies Director, Royal Dutch Shell. “In the last two years, LNG Canada has improved its competitiveness, reduced execution uncertainty and gained significant stakeholder support. Together with our joint venture participants and contractors, we look forward to working with the local community, First Nations, government and the LNG Canada team to build and operate this game changing project for Canada’s energy industry.”

LNG Canada is a long life asset that will initially export LNG from two processing units or “trains” totaling 14 million tonnes per annum (mtpa), with the potential to expand to four trains in the future. It is advantaged by access to abundant, low-cost natural gas from British Columbia’s vast resources and the relatively short shipping distance to North Asia, which is about 50% shorter than from the US Gulf of Mexico and avoids the Panama Canal. The LNG export facility will be constructed using proven industry technology on a large, partially developed industrial site with an existing deep-water port, roads, rail and power supplies.

The project was planned and designed by working closely with local communities, First Nations and governments to ensure sustainable development was considered in every aspect of the project. For example, the project has been designed to achieve the lowest carbon intensity of any LNG project in operation today, aided by the partial use of hydropower.

Editor’s Notes

•

LNG Canada is a joint venture comprised of Shell Canada Energy (40%), an affiliate of Royal Dutch Shell plc, and PETRONAS, through its wholly-owned entity, the North Montney LNG Limited Partnership (25%); PetroChina Canada Ltd., a subsidiary of PetroChina Company Limited (15%); Diamond LNG Canada Ltd., a subsidiary of Mitsubishi Corporation (15%); and Korea Gas Corporation, through its wholly owned subsidiary Kogas Canada LNG Ltd. (5%). It is operated through LNG Canada Development Inc.

•	The cost to deliver LNG into Asia is expected to be structurally advantaged compared to a greenfield development on the US Gulf coast.

•

Each joint venture participant will be responsible for providing its own natural gas supply and will individually offtake and market its own LNG. Shell’s Groundbirch asset in Northeast British Columbia can provide the majority of Shell’s equity share of natural gas or Shell will buy gas from the market, depending on which option provides the most value.

•

TransCanada Corporation will build, own and operate the Coastal GasLink pipeline that will be built to connect upstream gas supply to the LNG Canada plant. TransCanada has more than 65 years of experience as a pipeline owner and operator with over 90,000 kilometres of installed gas pipelines in North America.

•

The joint venture of JGC-Fluor Corporation has been selected as the project’s engineering, procurement and construction (EPC) contractor and brings extensive experience. JGC has delivered 48 LNG trains globally, and Fluor has 60 years of construction experience on complex hydrocarbon projects in Canada.

•	The LNG Canada plant will be constructed under a single EPC lump-sum contract at an estimated cost of some US$1,000 per tonne of LNG.

•	The construction will be a modular LNG train design using proven technology and built in Asian yards with recent experience delivering LNG modules on budget and on schedule.

•	The project has a 40-year export license in place and all major environmental permits are in place for the plant and the pipeline.

•

Internal rate of return is defined as the discount factor that will result in a NPV=0 for all future cash flows from trading, midstream and upstream at a real terms 2018 LNG price of US$8.50 per million British thermal units (mmbtu) Tokyo delivered ex ship (DES).

ENQUIRIES:

Media

Shell Canada Media Relations: media-desk@shell.com

Shell International Media Relations: +44 (0) 207 934 5550

Investor Relations

International: +31 (0) 70 377 4540

North America: +1 832 337 2034

Cautionary note

The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate legal entities. In this release “Shell”, “Shell group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to Royal Dutch Shell plc and its subsidiaries in general or to those who work for them. These terms are also used where no useful purpose is served by identifying the particular entity or entities. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this release refer to entities over which Royal Dutch Shell plc either directly or indirectly has control. Entities and unincorporated arrangements over which Shell has joint control are generally referred to as “joint ventures” and “joint operations”, respectively. Entities over which Shell has significant influence but neither control nor joint control are referred to as “associates”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in an entity or unincorporated joint arrangement, after exclusion of all third-party interest.

This release contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “aim”, “ambition’, ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’, ‘‘intend’’, ‘‘may’’, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’, ‘‘project’’, ‘‘risks’’, “schedule”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’ and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this release, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. No assurance is provided that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this release are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Royal Dutch Shell’s Form 20-F for the year ended December 31, 2017 (available at www.shell.com/investor and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this release and should be considered by the reader. Each forward-looking statement speaks only as of the date of this release, October 2, 2018. Neither Royal Dutch Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this release.

We may have used certain terms, such as resources, in this release that the United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By:	L.M. Szymanski
Name:	L.M. Szymanski
Title:	Company Secretary

Date: October 4, 2018